UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

4 November 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Michelin Siam awards contract to TNT Logistics, 1 November 2004

November 1, 2004

Michelin Siam awards contract to TNT Logistics

TNT Logistics has been awarded a contract by Michelin Siam Marketing and Sales Co., Ltd. to handle logistics functions for its two tyre production plants in Thailand, as well as its domestic and export warehouse facilities. The awarding of this contract further strengthens TNT’s position as a leading provider of logistics services to the tyre sector.

Under the new contract, TNT Logistics will manage the material flows and clearance of tyres to and from Michelin Siam’s two production plants. TNT Logistics will also oversee the operation of Michelin Siam’s two main warehouses: its domestic warehouse and export warehouse.

Over 200 staff will be employed to handle Michelin Siam’s warehousing and distribution divisions. TNT’s systems are fully interfaced with Michelin Siam’s back office management to control the supply chain process for maximum efficiency,” says Jon Jennings, TNT Thailand’s Business Development Director.

Michelin Siam Customer Service & Logistics Director, Jaipetch Chevaphatrakul said: “Michelin is a global partner of TNT, working together in a number of major overseas markets, including the United States, Malaysia, Australia, Germany and Turkey.” Globally, TNT Logistics is the largest third party logistics provider to the tyre sector as it serves all major tyre manufacturers.

About Michelin Siam

Michelin Siam Marketing and Sales Co., Ltd. is a joint venture between Michelin Group and Siam Cement Group. The group is composed of nine affiliated companies, operating together as a homogenous group of manufacturers, and producing and distributing more than 80 different types of tyre and related products.

The tyres serve a wide range of market sectors, from motorcycles to passenger cars, light trucks, 4-wheel vehicles, trucks, buses, agricultural tractors and airplanes, under the brand names “Michelin”, “BFGoodrich”, and “Siamtyre”.

Apart from the Thai domestic market, products are exported to other countries in the Asia Pacific region, the Middle East, Europe, Africa, and North and South America.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs more than 37,000 people, who are operating in 36 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TPG. With its two brands TNT and Royal TPG Post, TPG is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion.

TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG web site is: www.tpg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 4 November 2004